# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RXO, Inc., CIK 0001929561
CUSIP: 74982T103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 11215 North Community House Road, Charlotte, North Carolina (NC), 28277
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001608126

## Reporting persons
- Finepoint Capital LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,355,445; sole dispositive power 0; shared dispositive power 5,355,445; aggregate amount beneficially owned 5,355,445 (3.2% of the class)
- Herbert Wagner: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,355,445; sole dispositive power 0; shared dispositive power 5,355,445; aggregate amount beneficially owned 5,355,445 (3.2% of the class)

## Item 1. Issuer
Name of issuer: RXO, Inc.
Address of issuer's principal executive offices: 11215 North Community House Road, Charlotte, NC 28277

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 to Schedule 13G is filed by Finepoint Capital LP ("Finepoint") and Herbert Wagner (each, a "Reporting Person" and together, the "Reporting Persons"). Reference is hereby made to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on February 13, 2026 (the "Schedule 13G"). Finepoint is a registered investment adviser to certain affiliated funds (the "Funds") that directly hold the securities of the Issuer to which this statement relates for the benefit of their respective investors, and in such capacity Finepoint has voting and dispositive power over such securities. Herbert Wagner is the founder of Finepoint and Managing Partner of FPCap LLC, the general partner of Finepoint, and is responsible for the management of the Funds. The agreement between the Reporting Persons to file the Schedule 13G jointly (the "Joint Filing Agreement") was filed as Exhibit A to the initial filing of the Schedule 13G.
Address of principal business office or, if none, residence: 500 Boylston Street, 24th Floor, Boston, MA 02116
Citizenship: Finepoint is a Delaware limited partnership. Herbert Wagner is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Percent of class: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference. Percentage ownership is based on 164,920,312 shares of Common Stock outstanding as of May 5, 2026, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2026 filed with the Securities and Exchange Commission on May 7, 2026.
Sole power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G/A and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Finepoint Capital LP: /s/ Stacy L. Vezina, Chief Legal Officer, Chief Compliance Officer (08/13/2026)
- Herbert Wagner: /s/ Herbert Wagner, Herbert Wagner, individually (08/13/2026)